

March 8, 2013

Via E-mail
John Nicols
Chief Executive Officer
Codexis, Inc.
200 Penobscot Drive
Redwood City, CA 94063

> **RE: Codexis, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 001-34705**

Dear Mr. Nichols:

We have reviewed your response letter dated February 20, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

1. Paragraph 35-30 of ASC 360-10-35 states you should consider all evidence in testing the recoverability of a long-lived asset. Please tell us how you have considered the uncertainty involved in the potential future cash inflows from collaborations for your CodeXol detergent alcohols program, given you have not secured an agreement with a new collaborator. To the extent there is a range of possible future cash flows, the likelihood of those possible outcomes should be considered.

2. In your response you indicate that you "are also currently engaged in discussions with…" Tell us how you have considered the guidance in paragraph 35-30 of ASC 360-10-35 regarding alternative courses of action and the requirement to consider the likelihood of possible related outcomes.

3. In future filings, please expand your critical accounting policy disclosures to provide investors with a discussion of the key assumptions underlying your test of the recoverability of your long-lived assets, including:

    *   Information in your January 14, 2013, letter regarding your grouping of long-lived assets into a single asset group;
    *   A description of your method for testing impairment;
    *   A description of the cash flows included in your analysis, including estimated cash flows from collaborative agreements and the residual value of the asset group;
    *   An explanation of the method used to calculate the residual value of the asset group and the key underlying assumptions;
    *   The amount of CodeXol revenue and cash flows included in your analysis, quantification of the portion of that amount based on signed contracts vs. amounts based on collaborations that do not exist, and a comparison to amounts historically earned;
    *   A detailed explanation of how you estimate amounts of revenue and cash flows based on collaboration agreements that have not been negotiated and do not exist and the reasons you believe it is reasonable to rely on these assumptions.

    Please provide us with an example of the disclosure you expect to include in future filings.

4. We note from your Item 2.02 Form 8-K filed February 27, 2013, that you reported a net loss for the three months and year ended December 31, 2012. Revenues for the fourth quarter of 2012 were $7.9 million, a 76% decrease from $33.5 million in the fourth quarter of 2011, mainly due to the termination of Codexis' Collaborative Research Agreement with Shell as of August 31, 2012. Please tell us how you considered the need for disclosure forewarning investors about the possibility of future impairment of long-lived assets based on known factors and trends. Refer to Item 303 of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification regarding forewarning disclosures. Provide us with an example of any disclosure you anticipate included in future periodic reports.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief